Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

February 26, 2015

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Catherine Gordon

Re:  Post-Effective Amendment No. 144 to the Registration Statement on Form N-1A of Deutsche Gold & Precious Metals Fund and Deutsche Science and Technology Fund (each, a “Fund,” and together, the “Funds”), each a series of Deutsche Securities Trust (the “Trust”) (Reg. Nos. 002-36238; 811-02021)

Dear Ms. Gordon,

This letter is being submitted on behalf of the Funds in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) received via a telephone call on February 13, 2015 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Funds on December 30, 2014 and currently has an effective date of March 1, 2015.

The Staff’s comments are restated below followed by the Funds’ responses.

General Comments

1.      Expense Waiver/Reimbursement Arrangements

Comment: Please confirm that the contractual expense waiver/reimbursement arrangement reflected in any affected Fund’s fee table will expire no less than one year from the effective date of the Fund’s registration statement.

Response: The Registrant confirms that each affected Fund’s expense waiver/reimbursement arrangement reflected in its fee table is for a period of at least one year from the effective date of the Fund’s registration statement.

Deutsche Science and Technology Fund – Prospectus Comments

1.      Principal Investment Strategy

Comment: We consider the following disclosure that appears in the “Main investments” section of the Fund’s Prospectus to be overly broad: “Science and technology companies are … companies that,

in the opinion of portfolio management, utilize technology and/or science to significantly enhance their business opportunities.”   Given the broadness of this statement, please clarify the types of companies in which the Fund typically invests by providing examples of such companies.

Response: The Fund’s disclosure has been modified to include examples of the types of companies in which the Fund expects to typically invest.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/James M. Wall

James M. Wall
Director & Senior Counsel

cc.    Elizabeth Reza, Ropes & Gray
Adam M. Schlichtmann, Ropes & Gray